Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
Date: January 22, 2015

City National To Be Acquired By
Royal Bank of Canada
Key Messages/Talking Points

On January 22, 2015, City National Corporation and Royal Bank of Canada (RBC) announced plans to merge.  RBC has agreed to acquire City National for a combination of cash and stock.  The agreement provides a unique opportunity to leverage City National's high-touch private and business banking platform with RBC's U.S. Wealth Management unit to better serve clients.  RBC is the largest bank in Canada and one of the world's leading financial institutions.

"This combination is a compelling opportunity.  It will deliver significant value to shareholders along with the opportunity to participate in the growth of RBC, which has outperformed its peers and broader market indices over the past 10 years.  It will promote both continuity and growth, enabling our outstanding team of colleagues to maintain and even strengthen City National's value proposition.  It will enhance what we can do for our clients and the communities we serve."

Russell Goldsmith
Chairman and CEO
City National Corporation

"In line with RBC's strategic goals, we believe this combination creates a powerful expansion platform for focused long-term growth in the country which we view as our second home market.  City National serves high-net-worth and commercial client segments in select high-growth markets, and represents a unique opportunity to complement and enhance our existing U.S. businesses and product offering."

Dave McKay
President and CEO
Royal Bank of Canada

Good for City National's Clients and the Communities It Serves

•
RBC is a premier financial services company that is renowned for strength and stability.  With a market capitalization of almost $90 billion (USD), it is the largest financial institution in Canada, the 5th largest in North America and the 12th largest in the world (as of December 31, 2014).

➢	The company has assets of $941 billion (CAD) and operates approximately 1,400 offices with 78,000 colleagues in 40 countries.

➢	RBC is one of the highest rated banks in the world: Moody's (Aa3), S&P (AA-1), Fitch (AA), DBRS (AA).

➢	RBC's U.S. Wealth Management unit administers approximately $260 billion (USD) in assets for approximately 340,000 households in the United States.

➢	RBC Capital Markets provides a full suite of products and services to a broad range of industries. RBC Capital Markets is a top 10 investment bank globally.

•
The merger will benefit City National's clients and communities.  With additional resources from RBC, City National will be able to further strengthen its capabilities, products, and lending capacity while also further enhancing its safety and soundness.

Good for City National Colleagues

•
The combination of these two companies is about continuity and growth, not cost-savings.We do not expect significant job reductions as a result of this acquisition and will continue to add and replace staff as appropriate.

•	Joining forces with RBC will provide continuity and consistency.

➢
City National's management team is expected to remain in place.  Russell Goldsmith will continue to serve as Chairman and CEO of City National, and he also will be responsible for RBC's U.S. Wealth Management unit.  Chris Warmuth will remain president of City National.

➢	The bank will remain headquartered in Los Angeles and, as a U.S. bank, will be regulated by the OCC and the Federal Reserve, just as it is today.

➢	For now, City National will continue to operate under its current brand. Over time, the company will work with RBC to leverage its brand strength where it makes sense.

➢
City National will continue its long-standing client strategy and value proposition as America's Premier Private and Business Bank®, and with support from RBC, will grow in its current markets and in selected new ones over time.

Compelling Value for City National Shareholders

•	The acquisition provides compelling value for City National shareholders -- both in the form of cash and as an opportunity to participate as stockholders of RBC.

➢	City National shareholders will receive $5.4 billion, or approximately $93.80 per share.

➢	The purchase price represents a premium of approximately 26 percent to City National's closing share price of $74.57 on January 21, 2015.

➢
City National shareholders also will receive substantially higher dividend payments.  RBC's dividend yield is approximately 4.0 percent (as of January 20, 2015), compared with City National's yield of 1.7 percent.

A Great Fit and a Unique Opportunity

•
This is a great fit.  Both City National and RBC are strong and stable, and both of them have succeeded largely by virtue of their focus, capabilities, diversification, client service, and the caliber of their people.

•
RBC approached City National last summer. The Toronto-based company presented a strategic vision to build North America's premier private and business bank – a vision that would benefit greatly from the purchase of a U.S. institution like City National that has a highly successful private and business bank as well as a compatible wealth management business.

Business as Usual for Now

•
The combination of City National and RBC is expected to be completed before the end of calendar 2015.Until then, all City National colleagues and clients should continue to conduct business just as they do now.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.Free copies of this document may be obtained as described in the preceding paragraph.

Chronos Announcement
All-Colleague Email

To:	All City National Colleagues
From:	Russell Goldsmith
Subject:	Important News

I write to you this morning with important and exciting news: City National has entered in to an agreement to merge with Royal Bank of Canada (RBC), the premier financial services company in Canada. RBC has agreed to acquire City National for $5.4 billion (USD) in a 50% cash, 50% stock transaction, subject to customary closing conditions. A news release announcing this move was issued today and a copy is attached here along with key message points and FAQs for clients and colleagues.

This merger will be very good for City National, its clients, colleagues, communities, and shareholders. City National will soon be backed by one of the largest and safest banks in the world, which will give us more resources and enable us to provide clients with greater capabilities, enhanced lending capacity, and expanded locations and wealth management offerings. In addition, RBC's extensive U.S. wealth management business and its capital markets and investment banking capabilities provide significant new opportunities for City National, its colleagues, and its clients.

RBC is a Toronto-based corporation and the premier bank in Canada, with operations in 40 countries around the globe, $941 billion (CAD) in assets, which is about $761 billion USD at the current conversion rate, and a market capitalization of almost $90 billion (USD), making it the 12th largest financial institution in the world. The addition of City National will provide RBC with the focused U.S. banking presence it has been seeking, and it will create a strong platform for further growth and expansion both for City National and for RBC.

Under terms of the agreement, City National will continue to operate as a U.S. bank headquartered in Los Angeles. I will remain Chairman and CEO, and I'll be responsible for both the bank and RBC's U.S. Wealth Management unit.

City National will continue to operate as it does today – with its current management team and, for now, under its own brand. There will be little or no change to its current organizational structure. We do not expect significant job reductions as a result of this acquisition.

The combination of our two companies will be a great fit. Both are highly regarded institutions with reputations for outstanding client service and integrity. RBC's management is committed to supporting City National's continued success with the full complement of the company's resources and capabilities. They understand and appreciate the unique power of City National's value proposition and relationship model.

RBC offers a unique opportunity, and as we have come to know the RBC organization and its strategic direction better the combination has become increasingly attractive. The merger makes very good business and financial sense for a variety of reasons, which we will have the chance to review together in the days and weeks to come, beginning with a Town Hall meeting this afternoon. You will be getting details about how to participate shortly, so be sure to check your email and InfoLink.

The actual closing of this merger is expected to be at least nine months away, so you and our clients will not see many changes – if at all – for some time. It's important that you and all of our colleagues understand that this is very good for you and for the continuity of our management team, which is expected to remain in place here at City National.

This is an exciting opportunity for all of us. Our future will be brighter and more secure than ever as we continue our journey on the The way up®.

Congratulations to you and to all our colleagues for all that you and they have done to bring City National to this remarkable opportunity for us all.

Thank you.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legalproceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Project Chronos
Colleague Q&A
For Internal Distribution

On January 22, City National and Royal Bank of Canada (RBC) announced plans to merge. RBC has agreed to acquire City National for a combination of cash and stock, subject to customary closing conditions. The agreement provides a unique opportunity to leverage City National's high-touch private and business banking platform with RBC's U.S. Wealth Management unit to better serve clients. RBC is the largest bank in Canada and one of the world's leading financial institutions.

This FAQ will be posted to InfoLink and updated periodically as we receive additional questions from colleagues. If you have a question that is not included here, please [submit it using the form below] so we can have it answered and posted in a timely manner.

Combining Two Premier Organizations

1.	When will the deal close?

•	Closing is expected in the fourth calendar quarter of 2015 subject to customary closing conditions, including receipt of required regulatory approvals and the approval of City National's stockholders.

2.	What will the new bank be called?

•	For now, City National will continue to operate under its current brand. Over time, the company will work with RBC to leverage its brand strength where it makes sense.

3.	Where will the bank be headquartered?

•	The bank will remain headquartered in Los Angeles.

4.	Will jobs be eliminated?

•	This combination is primarily about continuity and growth, not cost-savings.

•	We do not expect significant job reductions as a result of this acquisition and will continue to add and replace staff as appropriate.

5.	Will we close any banking offices?

We don't plan to close any banking offices as a result of this merger. The companies serve very different geographies. RBC now has virtually no commercial banking presence in the United States.

6.	Will City National's senior management team remain in place?

•	We expect the current management team to remain in place.

•
Russell Goldsmith will remain Chairman and CEO of City National and will also lead RBC's U.S. Wealth Management unit, which administers more than $260billion (USD) in assets for about 340,000 households in the United States.

•	Chris Warmuth will continue as president, and we expect the Executive Committee to continue along with other leadership colleagues.

7.	Does the combination make sense for the business?

•	This combination is a great fit.

•	Both companies are strong and stable. RBC is one of the highest rated banks in the world: Moody's (Aa3), S&P (AA-1), Fitch (AA), and DBRS (AA).

•
With a market capitalization of almost $90 billion (USD), it is the largest financial institution in Canada, the 5th largest in North America and the 12th largest in the world (as of December 31, 2014).

•	The company has assets of $941 billion (CAD), which is about $761 billion USD at today's conversion rate, and operates approximately 1,400 offices with 78,000 colleagues in 40 countries

•	Like City National, RBC has succeeded on the strength of its focus, capabilities, diversification, client service, and the caliber of its people.

•	With additional resources from RBC, City National will be able to further strengthen its capabilities, products, and lending capacity while also further enhancing its safety and soundness.

•	The addition of City National gives RBC a strong platform for focused growth and expansion in the United States.

8.	Does RBC plan to use this move as a platform for additional acquisitions?

•
Right now, the plan is to complete the merger, integrate, and grow organically, but this combination gives us a terrific platform upon which to build through selective and focused acquisitions that may emerge after that.

9.	Does RBC want to expand City National's current footprint to include all of the markets where RBC has wealth management offices?

•	RBC has wealth management offices in virtually all major U.S. cities, and over time we expect to expand into communities where the opportunities are greatest.

•
Of course, they have a number of offices in Canada to serve our clients. For example, Entertainment will gain access to Vancouver and Toronto – key film production centers where we will be able to better serve our clients.

10.
How will the acquisition affect City National's risk appetite and balance sheet composition? For example, will we do more real estate lending, or less? Will we consider loan products and segments that we haven't considered before now?

•
A larger balance sheet will give us opportunities to do more lending – in the area of single-family home mortgages, for example – and, when appropriate, to make larger business loans and lead syndication opportunities.

11.	What percentage of our clients are we hoping to retain?

•
We want to retain every one of them, and there's no reason that we shouldn't. This is a win for clients. City National will be able to further strengthen its capabilities, products, and lending capacity while also further enhancing its safety and soundness.

12.	What will happen to City National's board of directors?

•	After the deal closes, City National's board will not continue. Our members have provided outstanding advice and counsel, and we are grateful for their service.

•	We will maintain our boards of advisors in the communities we serve.

13.	What impact will this acquisition have on City National's subsidiaries and wealth management affiliates?

•	City National's ownership interests in its subsidiaries and affiliates will stay with City National, which in turn will be owned by RBC.

14.	Will City National continue to be traded on the NYSE?

•	No. If the merger is completed, City National's stock will cease trading. RBC is listed on both the Toronto Stock Exchange and the New York Stock Exchange.

15.	How is RBC organized? Where can I find more information about the company?

•	For more information about RBC, you should go to InfoLink. You'll find a brief overview that should be helpful. You should also feel free to visit RBC's website (rbc.com).

16.	How will the integration be managed?

•
We expect to name a working group that will include colleagues from both RBC and City National. We haven't yet decided how the group will be structured or who will be asked to participate, but we will keep our colleagues informed as the process moves forward.

17.	How will the company communicate with us as events unfold?

•	Managers will be responsible for communicating with their colleagues on a regular basis, and the company will provide updates through InfoLink and by email.

18.	How do we respond to competitors who will try to exploit this development?

•
This is our opportunity to exploit. We need to be sure our clients and our fellow colleagues understand what a great opportunity this is – an opportunity to deliver even more value to clients and a growth opportunity as part of a larger organization for our colleagues.

•
We don't control what our competitors do. They are going to come after our clients, and they may come after you. But we can keep them from succeeding if we stay focused and communicate often with our clients and with one another.

•	Keep in mind that this merger signals our continuing determination to build an even stronger organization.

•	Reassure clients and make sure they understand that City National will be the same, but stronger.

19.	How will this transaction affect City National's community activities and charitable giving?

•	RBC has a strong tradition of community and civic engagement and support of its local communities. It is committed to maintaining and even strengthening support for organizations in our communities.

20.	Will RBC employees contact us? What should I do if a RBC employee contacts me?

•
City National and RBC remain as separate companies until they come together late this year. City National colleagues not specifically authorized to contact RBC employees should not do so, and must notify their supervisor if a RBC employee contacts them.

21.	Isn't RBC a competitor? Does this mean we can work together now?

•
It will be business as usual until the two companies come together late this year. City National and RBC are separate companies and are rarely competitors in some markets. City National colleagues not specifically authorized to contact RBC employees should not do so, and must notify their supervisor if a RBC employee contacts them.

22.	How will it affect our 2015 budget?

•	If anything, it may accelerate some of our growth plans as well as referrals of new business.

23.	How will this move affect City National's high-touch client service culture? Won't we become just another big bank?

•
Absolutely not. RBC and City National are committed to preserving City National's value proposition. RBC's U.S. businesses are high-touch and client centric and that will continue and become even stronger with City National.

•	If anything, RBC's commitment and resources should enable City National to provide clients with broader capabilities, enhanced lending capacity, and more locations.

Colleague Impact: Compensation and Benefits

24.	Will our compensation (base salary and bonus) change? If so, how? When?

•	We don't expect the merger to produce any significant changes to compensation, and there will be none at all before the two companies come together late this year.

•
You can be sure that City National will remain committed to its pay-for-performance philosophy, and to that end we will continue to provide colleagues with fair and competitive compensation, as we do today.

25.	Will this acquisition affect the 2014 bonuses scheduled for payment in March?

•	2014 bonuses will not be affected. City National colleagues will receive their annual bonuses in March, consistent with their existing bonus plans and their individual performances.

26.	Will stock-eligible colleagues receive any stock awards in 2015?

•
Our colleagues will be compensated consistent with our past practices. How we do that – whether it takes the form of stock awards or some other form of long-term incentive compensation – is something we have not decided yet. But we will let you know as soon as a decision is made.

27.	Will colleagues' existing unvested stock awards vest when the company changes control?

•
Yes. After the acquisition closes, equity awards granted on or before December 31, 2014 –that are outstanding and unvested – will vest immediately. This includes stock options, restricted stock, cash-settled restricted stock units, and restricted stock units.

•	Any stock awards granted in 2015 will not vest at the RBC change of control.

•	The announced value of the transaction was $93.80 (USD) per share based on the RBC's closing stock price on January 21, 2015.

28.	Who can I contact regarding my current stock award information?

•
To access your personal account you can (1) go to http://www.solium.com/login, or (2) contact Solium Capital, the plan administrator, at 1-877-380-7793. You can also email Solium at help@solium.com. Support is available Monday through Friday from 5 a.m. to 5 p.m. PST.

29.	Between now and close, can I sell my existing stock when it vests?

•
Yes. Today's announcement changes nothing from a vesting standpoint. Colleagues can sell their stock as it vests. All awards that vest between now and closing will be settled as they have been in the past.

•
As always, colleagues will need to observe blackout rules when trading City National stock. Blackout restrictions are in effect prior to and immediately after the company's quarterly earnings announcements. The blackout period currently in effect began December 20, 2014, and will end January 27, 2015.

30.	What will happen to the City National stock that I might own personally, other than through our company programs?

•
We anticipate that colleagues – like any other shareholders -- will be allowed to exchange their shares of City National stock for either RBC stock or cash, or a combination of both. We will provide details before the acquisition closes.

31.	Will our benefits change? If so, how? When?

•	We will review the benefits offered by both companies to ensure that we continue to offer a competitive package.

32.	What will happen to my profit sharing/401(k) account?

•	The acquisition is not expected to close until the end of this year. Your account remains secured by a trust, and you may continue to make contributions.

•	While there may be some changes in the future, ultimately RBC is committed to – and will continue to offer – fair and competitive benefits.

33.	Will this affect our 2014 profit-sharing contribution?

•	No. It will not affect the upcoming contribution.

34.	What will happen if I am a participant in the Deferred Compensation Plan?

•	Deferred compensation assets are held in a trust, and we don't intend to change the way the plan operates.

•	The two companies share a commitment to market-competitive practices. If changes are made, we will communicate them to you beforehand.

###

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.